Exhibit 12.3
TEXAS-NEW MEXICO POWER COMPANY
Ratio of Earnings to Fixed Charges
(In thousands, except ratio)

	Year Ended December 31,
	2016	2015	2014	2013	2012
Fixed charges, as defined by the Securities and Exchange Commission:

Interest expensed and capitalized	$27,698	$25,875	$24,941	$24,481	$26,233
Amortization of debt premium, discount, and expenses	1,039	1,100	1,195	1,159	1,493
Estimated interest factor of lease rental charges	1,249	1,229	1,311	1,241	956

Total Fixed Charges	$29,986	$28,204	$27,447	$26,881	$28,682

Earnings, as defined by the Securities and Exchange Commission:

Earnings from continuing operations before income taxes	$65,508	$66,088	$60,330	$46,711	$42,099
Fixed charges as above	29,986	28,204	27,447	26,881	28,682
Interest capitalized	(877)	(593)	(609)	(361)	(706)

Earnings Available for Fixed Charges	$94,617	$93,699	$87,168	$73,231	$70,075

Ratio of Earnings to Fixed Charges	3.16	3.32	3.18	2.72	2.44